UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2020
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐  No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐  No ☒

PagSeguro Reports Second Quarter Results

2Q20 Net Income of R$296.3 million, down 8.2% compared to 2Q19.
2Q20 Non-GAAP Net Income of R$307.0 million.

São Paulo, August 27, 2020 – PagSeguro Digital Ltd. (“PagSeguro” or “we”) announced today its second quarter results for the period ended June 30, 2020. Our consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Second Quarter 2020 Financial & Operational Highlights:

•R$29.8 billion in total payment volume (“TPV”), up 11.4% compared to 2Q19;
•5.8 million active merchants, growth of 299 thousand in 2Q20 and 1.1 million in the last twelve months;
•4.9 million active PagBank users2, growth of 1.2 million in 2Q20 and 3.5 million in the last twelve months;
•R$296.3 million in Net Income, down 8.2% compared to 2Q19;
•R$307.0 million in non-GAAP Net Income, down 10.4% compared to 2Q19;
•Total Revenue and Income of R$1,357.4 million, down 2.3% compared to 2Q19;
•Operational Revenue and Income3 of R$1,288.3 million, down 0.6% compared to 2Q19;
•Comparing only the month of June 2020 with June 2019, Operational Revenue and Income4 up 12.1% to R$473.4 million from R$422.3 million;
•Non-recurring taxes and contributions provision reversal of R$55.6 million after income taxes (R$84.3 million pre income taxes) recorded in Other income (expenses);

	At and for the Three Months Ended June 30,
Main Operational and Financial Indicators (R$ millions, except otherwise indicated)	2020	2019	Var.%
TPV	29,794.3	26,752.4	11.4%
Active Merchants (last 12 months) - (millions)	5.8	4.7	22.9%
Total Revenue and Income	1,357.4	1,389.7	(2.3)%
Net Income	296.3	322.8	(8.2)%
Net Margin (%)	21.8%	23.2%	(1.4) pp
Basic earnings per common share (EPS)[1] - (R$)	0.9001	1.0071
Diluted earnings per common share (EPS) - (R$)	0.8976	0.9805

Non-GAAP Main Financial Indicators (R$ millions, except otherwise indicated)	2020	2019	Var.%
Non-GAAP Total Revenue and Income	1,357.4	1,389.7	(2.3)%
Non-GAAP Net Income	307.0	342.8	(10.5)%
Non-GAAP Net Margin (%)	22.6%	24.7%	(2.1) pp
Non-GAAP Basic earnings per common share (EPS)[1] - (R$)	0.9326	1.0698
Non-GAAP Diluted earnings per common share (EPS) - (R$)	0.9299	1.0416

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see page 16 of this earnings release.
1 Weighted average number of common shares of 329.0 million on June 30, 2020 and 320.1 million on June 30, 2019.
2 Active PagBank users are active merchants using one additional digital account feature / service beyond acquiring and PagBank consumers with at least one transaction in the last twelve months.
3 Operational Revenue and Income = Revenue from Transaction Activities and Other Services + Financial Income – membership fee income

2020 Earnings Release	1

I - Statement of Income

Non-GAAP disclosure

This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
Our non-GAAP results consist of our GAAP results as adjusted to exclude the following items:

Stock-based compensation expenses and related employer payroll taxes: This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.

Income tax and social contribution on non-GAAP adjustment: This represents the income tax effect related to the non-GAAP adjustment mentioned above.

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see the tables elsewhere in this press release under the following headings: “Reconciliation of Expenses to non-GAAP Expenses,” “Reconciliation of Income Tax and Social Contribution to non-GAAP Income Tax and Social Contribution,” “Reconciliation of Net Income to non-GAAP Net Income,” “Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to non-GAAP Measures.”

2020 Earnings Release	2

Total revenue and income

Our Total revenue and income amounted to R$1,357.4 million in the three months ended June 30, 2020, a decrease of 2.3% from R$1,389.7 million in the three months ended June 30, 2019Although TPV increased 11.4% in the three months ended June 30, 2020, compared to the three months ended June 30, 2019 this decrease was primarily due to the decrease in Financial income driven by fewer credit card transactions in installments and higher debit card transactions in the three months ended June 30, 2020. This is explained by the slowdown in consumption and transactional activities done in installments resulting from the COVID-19 pandemic affecting economy sectors with relevant purchases in installments such as general merchandise retailers (apparel, white goods, electronics, etc) impacting both net take rate and TPV.

Revenue from transaction activities and other services

Our Revenue from transaction activities and other services in the three months ended June 30, 2020 amounted to R$856.5 million, an increase of R$57.6 million, or 7.2%, from R$798.9 million in the three months ended June 30, 2019, as a result of the factors described below.

Our Gross revenue from transaction activities and other services in the three months ended June 30, 2020 amounted to R$964.3 million, an increase of R$50.2 million, or 5.5%, from R$914.1 million in the three months ended June 30, 2019.

This increase was principally due to a continued increase in our active merchant base and TPV. In addition, in the three months ended June 30, 2020, we recognized R$30.3 million in membership fees. Our Gross revenue from transaction activities and other services during the three months ended June 30, 2020 increased by a lower percentage than our TPV, which increased to R$29.8 billion from R$26.8 billion in the three months ended June 30, 2019. This difference in the growth rate was driven by the mix of debit and credit card payments processed containing a higher percentage of debit card payments and within the credit card payments processed, a lower percentage of credit card transactions made in installments in the three months ended June 30, 2020 compared to the three months ended June 30, 2019.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of taxes, amounted to R$107.8 million in the three months ended June 30, 2020, or 11.2% of our Gross revenue from transaction activities and other services for the quarter. In the three months ended June 30, 2019, Deductions from gross revenue from transaction activities and other services totaled R$115.2 million, or 12.6% of our Gross revenue from transaction activities and other services for the quarter. The R$7.4 million, or 6.4%, decrease in these Deductions is directly related to the new revenue initiatives that incur in less tax deductions. Additionally, in the three-month period ended June 30, 2020, R$2.9 million of these Deductions correspond to membership fee taxes.

2020 Earnings Release	3

Revenue from sales

Starting on September 1, 2019, instead of selling our POS devices to our clients, we began to charge a non-refundable set-up fee for the use of our POS devices, which does not change the way our clients access our POS devices. Therefore, in 2Q20 we did not have any amount classified as revenue from sales.

Financial income

Our Financial income, which represents the discount fees we withhold from credit card transactions in installments for the early payment of accounts receivable, amounted to R$459.2 million in the three months ended June 30, 2020, a decrease of R$38.0 million, or 7.6% from R$497.2 million in the three months ended June 30, 2019. The decrease in Financial income compared to the three months ended June 30, 2020 was driven by fewer credit card transactions in installments and higher debit card transactions in the three months ended June 30, 2020.

Other financial income

Our Other financial income amounted to R$41.7 million in the three months ended June 30, 2020, an increase of R$11.5 million, or 38.1% from R$30.2 million in the three months ended June 30, 2019. This increase was due to financial income on cash and investments and exchange variation gains on our cash position outside of Brazil.

Expenses

Our total expenses amounted to R$945.0 million in the three months ended June 30, 2020, an increase of R$16.4 million, or 1.8%, from R$928.6 million in the three months ended June 30, 2019.
As a percentage of our Total revenue and income, our total expenses in the three months ended June 30, 2020 increased by 2.8 percentage points, to 69.6% in the three months ended June 30, 2020 from 66.8% in the three months ended June 30, 2019.
Our non-GAAP total expenses amounted to R$928.9 million in the three months ended June 30, 2020, an increase of R$30.7 million, or 3.4%, from R$898.2 million in the three months ended June 30, 2019.

Reconciliation of Expenses to non-GAAP Expenses (R$ millions):	At and for the three months ended June 30, 2020	At and for the three months ended June 30, 2019	Var.%

Expenses	(945.0)	(928.6)	1.8%
(-) Share-based long-term incentive plan (LTIP) [1]	16.1	30.4	(47.0)%
Non-GAAP Expenses	(928.9)	(898.2)	3.4%

[1] Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended June 30, 2020 and 2019, the amounts of R$16.1 million and R$30.4 million, respectively, were mainly related to new shares issued to preexisting LTIP beneficiaries and to new employees participating in our LTIP, as well as the recurrent quarterly provision.

2020 Earnings Release	4

Cost of sales and services

Our Cost of sales and services amounted to R$793.3 million in the three months ended June 30, 2020, an increase of R$108.9 million, or 15.9%, from R$684.4 million in the three months ended June 30, 2019. As a percentage of the total of our Revenue from transaction activities and other services and our Revenue from sales, our Cost of sales and services increased 13.3 percentage points, to 92.6% in the three months ended June 30, 2020 from 79.4% in the three months ended June 30, 2019.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Revenue from transaction activities and other services, increased to 92.6% in the three months ended June 30, 2020 from 61.6% in the three months ended June 30, 2019, due to the implementation of our membership fee model for POS devices, under which all costs are classified as costs of service, instead of costs of sales.

As explained in the discussion of “Revenue from sales” above, on September 1, 2019, we changed the way we provide POS devices to our clients. The introduction of this membership fee model impacted our Cost of sales and services in the following ways in the three month period ended June 30, 2020:

i) we incurred ICMS and PIS/COFINS taxes in the amount of R$68.9 million on the transfer of inventory from Net+Phone (a PagSeguro subsidiary 100% owned by PagSeguro that buys and sells POS devices) to PagSeguro and ii) As a result of our reclassification of the POS devices from inventory to fixed assets, we began to depreciate the POS devices, with our depreciation related to the POS devices in the three months ended June 30, 2020, amounting to R$31.2 million.

In the three months ended June 30, 2020, our non-GAAP Cost of sales and services amounted to R$791.0 million (reflecting the exclusion of the LTIP adjustment of R$2.3 million in the three months ended June 30, 2020), an increase of R$109.0 million, or 16.0%, from R$682.0 million in the three months ended June 30, 2019 (reflecting the exclusion of the LTIP adjustment of R$2.4 million in the three months ended June 30, 2019). For a reconciliation of our non-GAAP Cost of sales and services to our Cost of sales and services, see page 16 of this earnings release.
Selling expenses
Our Selling expenses amounted to R$111.2 million in the three months ended June 30, 2020, a decrease of R$20.5 million, or 15.6%, from R$131.7 million in the three months ended June 30, 2019. As a percentage of our Total revenue and income, our Selling expenses decreased by 1.3 percentage points, to 8.2% in the three months ended June 30, 2020 from 9.5% in the three months ended June 30, 2019. This decrease in our Selling expenses as a percentage of our Total revenue and income was mainly due to lower marketing expenses in the quarter.

2020 Earnings Release	5

Administrative expenses
Our Administrative expenses amounted to R$94.3 million in the three months ended June 30, 2020, a decrease of R$15.6 million, or 14.2%, from R$109.9 million in the three months ended June 30, 2019. As a percentage of our Total revenue and income, our Administrative expenses decreased by 1.0 percentage points, to 6.9% in the three months ended June 30, 2020 from 7.9% in the three months ended June 30, 2019. This decrease was mainly due to a decrease in our Share based long term incentive plan (LTIP) expenses in the amount of R$14.2 million.
For the three months ended June 30, 2020 our non-GAAP Administrative expenses amounted to R$80.5 million, a decrease of R$1.4 million, or 1.7%, from R$81.9 in the three months ended June 30, 2019, which figures exclude the LTIP adjustment of R$13.8 million in the three months ended June 30, 2020 and R$28.0 in the three months ended June 30, 2019. As a percentage of our Total revenue and income, our non-GAAP Administrative expenses is the same 5.9% in both the three months ended June 30, 2020 and 2019. For a reconciliation of our non-GAAP Administrative expenses to our Administrative expenses, see page 16 of this earnings release.
Financial expenses
Our Financial expenses amounted to R$17.9 million in the three months ended June 30, 2020, an increase of R$15.7 million, or 713.6%, from expenses of R$2.2 million in the three months ended June 30, 2019. This increase in our Financial expenses expressed as a percentage of our Financial income was mainly driven by the accrual of interest related to Certificates of Deposits issued in 2020.
Other income (expenses), net

Our Other income (expenses), net recorded income of R$71.6 million in the three months ended June 30, 2020 and expenses of R$0.5 million in the three months ended June 30, 2019. In the three months ended June 30, 2020, this increase in our Other income (expenses) was driven by the reversal of R$84.3 million related to taxes and contributions based on the opinion of our legal advisors.
Profit before income taxes
Our Profit before income taxes amounted to R$412.4 million in the three months ended June 30, 2020, a decrease of R$48.7 million, or 10.6%, from R$461.1 million in the three months ended June 30, 2019.
Our non-GAAP Profit before income taxes amounted to R$428.6 million in the three months ended June 30, 2020, a decrease of R$62.9 million, or 12.8% from R$491.5 million in the three months ended June 30, 2019. For a reconciliation of our non-GAAP Profit before income taxes to our Profit before income taxes, see page 16 of this earnings release.

2020 Earnings Release	6

Income tax and social contribution
Income tax and social contribution amounted to an expense of R$116.1 million in the three months ended June 30, 2020, a decrease of R$22.3 million, or 16.0%, compared to R$138.4 million in the three months ended June 30, 2019. This item consists of current income tax and social contribution and deferred income tax and social contribution.
Our effective tax rate decreased by 1.8 percentage points to 28.2% in the three months ended June 30, 2020 from 30.0% in the three months ended June 30, 2019. In both periods, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the Technological Innovation Law (Lei do Bem), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.
Our non-GAAP income tax and social contribution expense for the three months ended June 30, 2020 amounted to R$121.6 million, a decrease of R$27.1 million, or 18.2%, compared to R$148.7 million in the three months ended June 30, 2019.
The effective tax rate on our non-GAAP income tax and social contribution decreased by 1.9 percentage points to 28.4% in the three months ended June 30, 2020, from 30.3% in the three months ended June 30, 2019. The difference of 1.9 percentage points between the non-GAAP effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was the same explained above in our GAAP measures.

Reconciliation of Income Tax and Social Contribution to Non-GAAP Income Tax and Social Contribution:	At and for the three months ended June 30, 2020	At and for the three months ended June 30, 2019	Var.%

Income tax and social contribution	(116.1)	(138.4)	(16.1)%
(-) Income tax and social contribution on Non-GAAP adjustments [1]	(5.5)	(10.3)	(46.6)%
Non-GAAP Income tax and social contribution	(121.6)	(148.7)	(18.2)%
[1] Income tax and social contribution on non-GAAP adjustment: the amounts of R$5.5 million and R$10.3 million, respectively, consist of income tax at the rate of 34% calculated on the non-GAAP adjustments.

Net income for the period
Our Net income for the period in the three months ended June 30, 2020 amounted to R$296.3 million, a decrease of R$26.5 million, or 8.2% from R$322.8 million in the three months ended June 30, 2019.
As a percentage of our Total revenue and income, our Net income for the period decreased by 1.4 percentage points, to 21.8% in the three months ended June 30, 2020 compared to 23.2% in the three months ended June 30, 2019.

2020 Earnings Release	7

Our non-GAAP Net income for the three months ended June 30, 2020 amounted to R$307.0 million, a decrease of R$35.8 million, or 10.5%, from R$342.8 in the three months ended June 30, 2019, reflecting the sum of the non-GAAP adjustments described below.

Reconciliation of Net Income to Non-GAAP Net Income:	At and for the three months ended June 30, 2020	At and for the three months ended June 30, 2019	Var.%

Net Income	296.3	322.8	(8.2)%
Share-based long-term incentive plan (LTIP) [1]	16.1	30.4	(47.0)%
Income tax on non-GAAP adjustments [2]	(5.5)	(10.3)	(46.6)%
Total non-GAAP net income adjustments	10.6	20.1	(47.3)%
Non-GAAP Net Income	307.0	342.8	(10.4)%

[1] Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended June 30, 2020 and 2019, the amounts of R$16.1 million and R$30.4 million, respectively, were mainly related to new shares issued to preexisting LTIP beneficiaries and to new employees participating in our LTIP, as well as the recurrent quarterly provision.
[2] Income tax and social contribution on non-GAAP adjustment: In the three months ended June 30, 2020 and 2019, the amounts of R$5.5 million and R$10.3 million, respectively, consist of income tax at the rate of 34% calculated on the non-GAAP adjustments.
II - Cash Flow

Our Cash and cash equivalents at the beginning of the six months ended June 30, 2020 amounted to R$1,404.0 million.
Our Profit before income taxes in the six months ended June 30, 2020 was R$908.6 million.
The adjustments for revenue, income and expenses recorded in our statement of income in the six months ended June 30, 2020 but which did not affect our cash flows totaled the positive amount of R$311.4 million, mainly due to R$30.3 million of Share-based long-term incentive plan (LTIP) expenses, R$130.5 million in Chargebacks and R$141.0 million of Depreciation and amortization recorded in our statement of income. LTIP expenses relate to equity awards under our LTIP, Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due primarily to fraud.

2020 Earnings Release	8

The adjustments for changes in our operating assets and liabilities in the six months ended June 30, 2020 amounted to negative cash flow of R$164.7 million:

•Our Accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$10,908.9 million at June 30, 2020 compared to R$10,507.1 million at year-end 2019) excluding interest income received in cash and Chargebacks, which are presented separately in the statement of cash flows. Accounts receivable represented negative cash flow of R$646.3 million in the six months ended June 30, 2020.

•Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$5,649.4 million at June 30, 2020 compared to R$5,326.3 million at year-end 2019). Payables to third parties represented positive cash flow of R$303.6 million in the six months ended June 30, 2020.

•Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties item mainly with UOL of Current Liabilities on our balance sheet (R$145.4 million at June 30, 2020 compared to R$22.2 million at year-end 2019). Receivables from (payables to) related parties represented positive cash flow of R$119.0 million in the six months ended June 30, 2020.

•Our Salaries and social charges item consists of the amounts that were recorded on our statement of income, but which remained unpaid at the end of the period. This item represented positive cash flow of R$3.2 million in the six months ended June 30, 2020 as we changed our employees’ pay day from the fifth day of the following month to the last day of the current month.

•Our Trade payables item consists of the difference between the opening and closing balances of the trade payables (R$227.2 million on June 30, 2020 compared to R$256.3 million at year-end 2019). Trade payables represented negative cash flow of R$28.2 million in the six months ended June 30, 2020.

•Our Taxes and contributions item consists of sales taxes (ISS, ICMS, PIS and COFINS). This item represented negative cash flow of R$112.4 million in the six months ended June 30, 2020.

•Our financial investments (mandatory guarantee) item consists of the minimum amount that we need to maintain as required by the Brazilian Central Bank. This item represented negative cash flow of R$128.4 million in the six months ended June 30, 2020.

2020 Earnings Release	9

•Our deposits item consists of securities issued to the government and certificates of deposit. This item represented positive cash flow of R$317.8 million in the six months ended June 30, 2020.
We paid income tax and social contribution in cash totaling R$8.9 million and recorded positive cash flow of R$114.0 million related to interest income received in cash in the six months ended June 30, 2020.
As a result of the above, our Net Cash generated by operating activities in the six months ended June 30, 2020 totaled R$1,160.5 million.
Our Net cash generated by investing activities in the six months ended June 30, 2020 totaled R$145.5 million. This amount consisted of R$217.3 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, R$476.2 million in purchases of property and equipment, mainly related to POS device purchases and R$839.1 million related to the redemption of financial investments.
Our Cash flows used in financing activities in the six months ended June 30, 2020 totaled R$44.7 million, principally related to our acquisition treasury shares.
After accounting for the total increase in Cash and cash equivalents of R$1,261.4 million discussed above, our Cash and cash equivalents on June 30, 2020 amounted to R$2,665.3 million.

2020 Earnings Release	10

New Products launched

In June 2020, PagSeguro launched the public transportation top-up in app. PagBank clients can now reload their public transportation ticket “Bilhete Único” in the PagBank app using the balance of the digital account, bringing more convenience and additional engagement with the PagBank ecosystem. This functionality also helps reduce lines in ticket counters of bus, subway, and train stations, facilitating contactless transactions that have been increasing since the outbreak of the COVID-19 pandemic.

Additionally, Pagseguro PagBank is partnering with Roldão Atacadista, one of the most prominent food retailers in Brazil. PagBank clients can search for the nearest store through Sales Map “Radar de Ofertas” and pay through the PagBank QR Code, resulting in cash back of 10% (limited to R$30/month per user) directly into their PagBank digital account, fostering even greater functionality of our closed loop transaction ecosystem.

Starting on August, 19, 2020, TikTok users can receive their balances through a PagBank digital account in a safe, fast, and practical method. The balance of the digital accounts can be used in all services offered by PagBank, such as wire transfers, top ups, bill payments, super app features and investments.

2020 Earnings Release	11

Earnings webcast
PagSeguro (NYSE: PAGS) will host a conference call and earnings webcast on August 27, 2020 at 5:30 pm ET.

Event Details
HD Web Phone: Click here
Dial–in (Brazil): +55 (11) 4210-1803 or +55 11 3181-8565.
Dial–in (US and other countries): +1 (412) 717-9627 or +1 (844) 204-8942
Password: PagSeguro
Webcast: http://choruscall.websiteseguro.com/pagseguro/2q20.htm

About PagSeguro:

PagSeguro is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies in Brazil. Among its peers, PagSeguro is the only financial technology provider in Brazil whose business model covers all of the following five pillars:

• Multiple digital banking solutions
• In-store and online payments
• Free digital account to its consumers and merchants with functionalities such as bill payments, top ups, free wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, credit cards, loans, investments, QR code and NFC payments, payroll portability, and super app features, among other digital banking services
• Issuer of prepaid, cash and credit cards
• Operate as a Full acquirer

PagSeguro is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank’s platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

Contacts:

Investor Relations:
PagSeguro Digital Ltd.
+55 (11) 3914-9524 / 9403
ir@pagseguro.com
investors.pagseguro.com

2020 Earnings Release	12

Forward-Looking Statements:

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

2020 Earnings Release	13

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Three months ended June 30,2020	Three months ended June 30,2019	%
	(Amounts expressed in R$ millions)
Revenue from transaction activities and other services	856.5	798.9	7.2%
Revenue from sales	-	63.5	(100.0)%
Financial income	459.2	497.2	(7.6)%
Other financial income	41.7	30.2	38.1%

Total revenue and income	1,357.4	1,389.8	(2.3)%

Cost of sales and services	(793.3)	(684.4)	15.9%
Selling expenses	(111.2)	(131.7)	(15.6)%
Administrative expenses	(94.3)	(109.9)	(14.2)%
Financial expenses	(17.9)	(2.2)	713.6%
Other income (expenses), net	71.6	(0.5)	(14,421.7)%

PROFIT BEFORE INCOME TAXES	412.4	461.1	(10.6)%

Current income tax and social contribution	(18.0)	(1.3)	1,284.6%
Deferred income tax and social contribution result	(98.2)	(137.0)	(28.3)%

INCOME TAX AND SOCIAL CONTRIBUTION	(116.1)	(138.4)	(16.0)%

NET INCOME FOR THE PERIOD	296.3	322.8	(8.2)%

Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS

	Three months ended June 30,2020	Three months ended June 30,2019
	(Amounts expressed in R$ thousands, except share quantities and amounts per share)
Net income attributable to:
Owners of the Company	296,135	322,400
Non-controlling interests	179	357
Weighted average number of outstanding common shares	329,001,257	320,114,060
Weighted average number of common shares diluted	329,933,205	328,803,051
Basic earnings per common share - R$	0.9001	1.0071
Diluted earnings per common share - R$	0.8976	0.9805

Net income Non-GAAP	306,810	342,468
Weighted average number of outstanding common shares	329,001,257	320,114,060
Weighted average number of common shares diluted	329,933,205	328,803,051
Non-GAAP Basic earnings per common share - R$	0.9326	1.0698
Non-GAAP Diluted earnings per common share - R$	0.9299	1.0416

2020 Earnings Release	14

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

	As of June 30, 2020	As of December 31, 2019
	(Amounts expressed in R$ thousands)
Cash and cash equivalents	2,665,317	1,403,955
Financial investments	658,050	1,349,666
Accounts receivable	10,890,968	10,477,179
Inventories	73,624	61,936
Taxes recoverable	254,099	171,561
Other receivables	62,692	84,099

Total current assets	14,604,750	13,548,396

Judicial deposits	5,980	5,651
Accounts receivable	17,897	29,943
Deferred income tax and social contribution	104,240	-
Prepaid expenses	10,095	7,215
Investment	1,500	1,500
Property and equipment	889,542	399,990
Intangible assets	709,755	589,553
Total non-current assets	1,739,099	1,033,852

TOTAL ASSETS	16,343,759	14,582,248

Payables to third parties	5,649,366	5,326,290
Trade payables	227,234	256,281
Payables to related parties	145,397	22,187
Deposits	318,540
Salaries and social charges	95,323	106,812
Taxes and contributions	26,857	124,004
Provision for contingencies	13,571	11,849
Other liabilities	144,292	45,640

Total current liabilities	6,620,580	5,893,063

Deferred income tax and social contribution	968,785	630,950
Other payables LP	85,908	43,287
Total non-current liabilities	1,054,693	674,237

Share capital	26	26
Capital reserve	5,826,477	5,781,503
Other comprehensive income	235	(190)
Equity valuation adjustments	(22,372)	(22,372)
Retained earnings	2,927,669	2,274,864
Treasury shares	(86,042)	(41,267)
	8,645,993	7,992,564

Non-controlling interests	22,493	22,384

Total equity	8,668,486	8,014,948

TOTAL LIABILITIES AND EQUITY	16,343,759	14,582,248

2020 Earnings Release	15

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOWS STATEMENT

	Three months ended June 30, 2020	Three months ended June 30, 2019
	(Amounts expressed in R$ thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	908,591	910,500
Expenses (revenues) not affecting cash:
Depreciation and amortization	140,985	48,135
Chargebacks	130,496	74,483
Accrual of provision for contingencies	5,140	848
Share based long term incentive plan (LTIP)	30,333	27,754
Inventory provisions	-	6,918
Other financial cost, net	4,475	30,783

Changes in operating assets and liabilities
Accounts receivable	(646,289)	(1,979,920)
Financial investments (mandatory guarantee)	(128,442)	-
Inventories	(11,688)	3,139
Taxes recoverable	(75,404)	(13,999)
Other receivables	21,060	(22,945)
Other payables	77,113	3,792
Payables to third parties	303,594	257,277
Trade payables	(28,222)	73,668
Receivables from (payables to) related parties	119,024	4,061
Deposits	317,786	-
Salaries and social charges	3,152	35,048
Taxes and contributions	(112,474)	6,073
Provision for contingencies	(3,879)	-

	1,055,351	(534,385)

Income tax and social contribution paid	(8,883)	(52,122)
Interest income received	114,050	138,658

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,160,518	(447,849)

CASH FLOWS FROM INVESTING ACTIVITIES

Amount paid on acquisitions, net of cash acquired	-	(15,753)
Purchases of property and equipment	(476,247)	(90,348)
Purchases and development of intangible assets	(217,294)	(148,528)
Acquisition of financial investments	839,070	(1,790,118)

NET CASH USED IN INVESTING ACTIVITIES	145,529	(2,044,747)

CASH FLOWS FROM FINANCING ACTIVITIES

Acquisition of treasury shares	(44,775)	-
Transaction with non-controlling interest	-	(15,992)
Capital increase by non-controlling shareholders	90	305

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(44,685)	(15,687)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,261,362	(2,508,283)
Cash and cash equivalents at the beginning of the year	1,403,955	2,763,050
Cash and cash equivalents at the end of the year	2,665,317	254,767

2020 Earnings Release	16

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019
	(Amounts expressed in R$ millions, except amounts per share)	(Amounts expressed in R$ millions, except amounts per share)
Total revenue and income	1,357.4	1,389.7
Non-GAAP total revenue and income	1,357.4	1,389.7

Total expenses	(945.0)	(928.6)
Less: Share-based long-term incentive plan (LTIP)	16.1	30.4
Non-GAAP total expenses (1)	(928.9)	(898.2)

Profit before taxes	412.4	461.1
Plus: Total Non-GAAP adjustments	16.1	30.4
Non-GAAP profit before taxes (2)	428.5	491.5

Income tax and social contribution	(116.1)	(138.4)
Less: Income tax and social contribution on non-GAAP adjustments	(5.5)	(10.3)
Non-GAAP deferred income tax (3)	(121.6)	(148.7)

Net income	296.3	322.8
Plus: Total Non-GAAP adjustments	10.7	20.1
Non-GAAP net income (4)	307.0	342.9

Basic earnings per common share - R$	0.9001	1.0071
Diluted earnings per common share - R$	0.8976	0.9805
Non-GAAP basic earnings per common share - R$ (5)	0.9326	1.0698
Non-GAAP diluted earnings per common share - R$ (5)	0.9299	1.0416

(1) Non-GAAP total expenses excludes: Stock-based compensation expenses in the total amount of R$16.1 million (R$30.4 million in the three months ended June 30, 2019), consisting of expenses for equity awards under our LTIP. We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated between Cost of sales and services and Administrative expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$793.3 million (R$684.4 million in the three months ended June 30, 2019) is adjusted by R$2.3 million (R$2.4 million in the three months ended June 30, 2019) resulting in non-GAAP Cost of sales and services of R$791.0 million (R$682.0 million in the three months ended June 30, 2019); and Administrative Expenses in the amount of R$94.3 million (R$109.9 million in the three months ended June 30, 2019) is adjusted by R$13.8 million (R$28.0 million in the three months ended June 30, 2019) resulting in non-GAAP Administrative expenses of R$80.5 million (R$81.9 million in the three months ended June 30, 2019).
(2) Non-GAAP profit before taxes is equal to the adjustment described in footnote (1) above.
(3) Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the non-GAAP adjustment described in footnote (1) above.
(4) Non-GAAP net income is equal to the sum of the adjustments described in footnotes (1) and (3) above.
(5) Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Equity holders of the parent.

2020 Earnings Release	17

ACCOUNTING EFFECTS – MEMBERSHIP FEE

	At and for the three months ended June 30, 2020
ACCOUNTING EFFECTS	Gaap results	Membership fee

Revenue from transaction activities and other services	856.5	(27.4)
Revenue from sales	-	50.1
Financial income	459.2	-
Other financial income	41.7	-
Total revenues and income	1,357.4	22.7

Cost of sales and services	(793.3)	(56.3)
Selling expenses	(111.2)	-
Administrative expenses	(94.3)	-
Financial expenses	(17.9)	-
Other income (expenses), net	71.6	-
Total costs and expenses	(945.0)	(56.3)
Profit before income taxes	412.4	(33.6)
Current income tax and social contribution	18.0	11.4
Deferred income tax and social contribution result	(98.2)	-
Net income	296.3	(22.2)

2020 Earnings Release	18

SIGNATURES
        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 27, 2020

        PagSeguro Digital Ltd.

By: /s/ Eduardo Alcaro
Name: Eduardo Alcaro
Title: Chief Financial and Investor Relations
Officer, Chief Accounting Officer and Director